UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
8 February 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Packaging Corporation of America -- File No. 1-15399

Boise Inc. -- File No. 1-33541

CF# 35826

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Packaging Corporation of America (successor to Boise Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information excluded from the Exhibits to the Forms 10-Q identified below.

Based on representations by Packaging Corporation of America that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

For Boise Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10(a)	10-Q	August 4, 2011, as amended	through December 31, 2022
10.2	10-Q	August 1, 2013	through December 31, 2022

For Packaging Corporation of America:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 6, 2015	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary